Mail Stop 4561

November 23, 2007

VIA U.S. MAIL AND FAX

Mr. Leo Greenfield
Chief Executive Officer
Distribution Management Services, Inc.
11601 Biscayne Boulevard, Suite 201
North Miami, Fl 33181

        Re: **Distribution Management Services, Inc.**
                Item 4.01 Form 8-K
                Filed November 20, 2007
                File No. 000-27539

Dear Mr. Greenfield:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed November 20, 2007

1.   Please file an updated Exhibit 16 letter as discussed in further detail below.

2.   We note the disclosures which you have made under Item 304(a)(1)(ii) of Regulation S-K related to the accountants' reports. The required disclosure under this item also requires that you disclose that your accountants' modified their report for uncertainty regarding your ability to continue as a going concern. Please revise your disclosure in an amended filing to address this uncertainty

included within your former accountants' report on your financial statements for the fiscal year ended May 31, 2005. Additionally, the requirement under this item asks that your disclosure address the last two audit reports specifically. As such, please apply your disclosure specifically, within your amended filing, to your former accountants' last two audit reports which were related to your financial statements for the fiscal years ended May 31, 2005 and 2004.

3.   In addition to the disclosures made, you are also required under Item 304(a)(1)(iv) to state whether, during the registrant's two most recent fiscal years and during the subsequent interim period through November 14, 2007, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

File an amendment under cover of Form 8-K/A and include the Item 4.01 designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Distribution Management Services, Inc.
November 23, 2007

       Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover any revised disclosures.

       Any questions regarding the above should be directed to me at (202) 551-3439.

       Sincerely,

       Howard Efron
       Staff Accountant